UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Artemis International Solutions Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0431R405

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street

Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 0431R405

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 0431R405

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trilogy, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER 1,000

	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 1,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14.	TYPE OF REPORTING PERSON CO
3 CUSIP No. 0431R405

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph A. Liemandt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	SOURCE OF FUNDS N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

6.	Citizenshipor Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER -0-

	8.	SHARED VOTING POWER 1,000(1)

	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 1,000(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%(1),(2)

14.	TYPE OF REPORTING PERSON IN

(1)           The shares of common stock of Artemis International Solutions Corporation are held in the name of Trilogy, Inc.  Mr. Liemandt is Chairman of the Board of Directors, President and Chief Executive Officer and a majority stockholder of Trilogy, Inc.  Through his ownership of securities of Trilogy, Inc., Mr. Liemandt has the right to cause to be elected a majority of the Board of Directors of Trilogy, Inc.  As a result, Mr. Liemandt may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of common stock of Artemis International Solutions Corporation beneficially owned by Trilogy, Inc.  Mr. Liemandt disclaims beneficial ownership of the shares of common stock reported as beneficially owned by him through Trilogy, Inc.

(2)           Based on a total of 1,000 shares of common stock outstanding of Artemis International Solutions Corporation.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed July 1, 2004, as amended by Amendment No. 1 thereto filed January 31, 2005 and Amendment No. 2 thereto filed March 15, 2006, by Trilogy Capital Holdings Corporation, a Delaware corporation, Trilogy, Inc., a Delaware corporation, and Joseph A. Liemandt (collectively, the “Trilogy Filing Persons”). Except as set forth in this Amendment No. 3, all information in the Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is amended to include the following:

Pursuant to the terms of the Merger Agreement (defined below) and the Certificate of Merger filed in connection therewith, Trilogy, Inc. (“Trilogy”) acquired 1,000 shares of common stock of Artemis International Solutions Corporation (the “Issuer”) upon consummation of the Merger (defined below), at which time all outstanding shares of common stock of RCN Acquisition, Inc. (“RCN”), a Delaware corporation and a wholly-owned subsidiary of Trilogy, were converted into 1,000 shares of common stock of the Issuer.  The acquisition of the 1,000 shares of common stock of the Issuer by Trilogy and consummation of the transactions contemplated by the Merger Agreement required approximately $23.7 million and was obtained from working capital.  See Item 4 regarding specifics of the Merger.

Item 4.  Purpose of Transaction.

Item 4 is amended to include the following:

On June 30, 2006, the Issuer held a special meeting of its stockholders (the “Special Meeting”) for the purpose of considering and voting on a proposal to approve the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 10, 2006, by and among the Issuer, Trilogy and RCN.  The Merger Agreement provided for the merger of RCN with and into the Issuer (the “Merger”).  At the Special Meeting, the stockholders of the Issuer voted to approve the Merger Agreement and the Merger in accordance with Delaware law and the Issuer’s Certificate of Incorporation and Bylaws.  The Merger became effective at 12:01 a.m. on July 1, 2006 (the “Effective Time”) pursuant to the Certificate of Merger filed with the Delaware Secretary of State, at which time RCN was merged with and into the Issuer, whereupon the separate corporate existence of RCN ceased and the Issuer continued as the surviving corporation.

In accordance with the terms of the Merger Agreement, (i) each share of common stock and each share of preferred stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than shares held by the Trilogy Filing Persons) was converted into the right to receive $1.60 and $2.20, respectively, in cash; (ii) each option outstanding prior to the Effective Time exercisable into common stock of the Issuer was converted into the right to receive the excess, if any, of $1.60 per share over the exercise price of the option, multiplied by the number of shares of common stock for which the option was previously exercisable; (iii) each share of common stock and each share of preferred stock, and each derivative security convertible into or exercisable for shares of common stock, of the Issuer held by any of the Trilogy Filing Persons was cancelled without payment therefor; and (iv) each share of common stock of RCN issued and outstanding immediately prior to the Effective Time was converted into and became one share of common stock of the Issuer.

The Issuer filed a final amendment to its Statement on Schedule 13E-3 and a Form 15 with the Securities and Exchange Commission on July 3, 2006.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Following the consummation of the Merger, Trilogy holds 1,000 shares of common stock of the Issuer, representing 100% of the issued and outstanding shares of capital stock of the Issuer.  Pursuant to the provisions of the Securities Exchange Act of 1934, as amended, Joseph A. Liemandt has shared voting and shared dispositive power with respect to all of the shares of common stock of the Issuer beneficially owned by Trilogy.

(b)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Trilogy Capital Holdings Corporation (f/k/a Samuelson Investments, Inc.)	-0-	-0-	-0-	-0-
Trilogy, Inc.	-0-	1,000	-0-	1,000
Joseph A. Liemandt	-0-	1,000	-0-	1,000

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: August 1, 2006

TRILOGY CAPITAL HOLDINGS CORPORATION
(F/K/A SAMUELSON INVESTMENTS, INC.)

By:	/s/ Joseph A. Liemandt
Name: Joseph A. Liemandt
Title: President

TRILOGY, INC.

By:	/s/ Joseph A. Liemandt
Name: Joseph A. Liemandt
Title: President

/s/ Joseph A. Liemandt
Joseph A. Liemandt